EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192-1550 215.761.1000
Contact:	Gregory E. Deavens, Investor Relations: 215.761.6128
Wendell Potter, Media Relations: 215.761.4450

CIGNA REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS

PHILADELPHIA, February 7, 2003 — CIGNA Corporation (NYSE: CI) today reported consolidated net income, which includes income from continuing operations and income from discontinued operations, for the fourth quarter of 2002 of $47 million, or $0.33 per share1, compared with $191 million, or $1.32 per share, for the same period last year.

For full year 2002, consolidated net loss was $398 million, or $2.83 per share, compared with net income of $989 million, or $6.59 per share in 2001.

Fourth quarter 2002 adjusted operating income2 from continuing operations was $178 million ($1.27 per share), excluding $143 million after-tax in net nonrecurring charges.3 Adjusted operating income from continuing operations for the fourth quarter 2001 was $271 million, or $1.88 per share, excluding $21 million after-tax in net nonrecurring charges.3

For full year 2002, adjusted operating income from continuing operations was $935 million ($6.65 per share), excluding $1.177 billion after-tax in net nonrecurring charges.3 Adjusted operating income from continuing operations for full year 2001 was $1.066 billion ($7.10 per share), excluding $17 million after-tax in net nonrecurring gains.3 Adjusted operating income and segment earnings described below exclude the effects of nonrecurring items.3

CIGNA ceased amortizing goodwill effective January 1, 2002, in accordance with Statement of Financial Accounting Standards (SFAS) No.142, “Goodwill and Other Intangible Assets.” On a comparable basis, adjusted operating income for the fourth quarter of 2001 was $283 million ($1.96 per share) and for the full year 2001 was $1.114 billion ($7.42 per share), excluding the nonrecurring items noted above.

“We are taking the necessary actions to improve the financial results of our health care business. Meanwhile, our other employee benefits businesses continue to produce solid financial results,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer. “Taken together, our employee benefits businesses are providing real value to our customers.

“Our actions in the health care operations to realign the organization, improve service and streamline the cost structure are on track. Customers are already enjoying the benefit of improved service as evidenced by our key performance metrics. Efforts to streamline and simplify the organization and our cost structure are already reducing expense levels and will be completed later this year.”

HIGHLIGHTS OF CONSOLIDATED FOURTH QUARTER 2002 RESULTS

Consolidated Results

The following is a reconciliation of adjusted operating income from continuing operations to net income (loss) (dollars in millions):

	Three months ended		Year ended
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001

Adjusted Operating Income from continuing operations	$178	$271	$935	$1,066
Realized investment gains (losses), net of taxes	9	(65)	(155)	(112)
Charge for variable annuity death benefit exposure [3]	-	-	(720)	-
Charge for Unicover and other reinsurance exposure [3]	-	-	(317)	-
Restructuring charges [3]	(95)	(62)	(95)	(62)
Health care class action litigation charge [3]	(50)	-	(50)	-
Accelerated recognition of gain on sale of U.S. life
reinsurance business [3]	-	14	3	69
Gain on sale of interests in Japanese life insurance
operations [3]	-	27	-	35
(Charges) credit related to events of September 11, 2001 [3]	2	-	2	(25)

Income (loss) from continuing operations [4]	44	185	(397)	971
Income (loss) from discontinued operations [5]	3	6	(1)	18

Net Income (loss)	$47	$191	$(398)	$989

Adjusted Operating Income from continuing ops., per share	$1.27	$1.88	$6.65	$7.10

Income (loss) from continuing operations, per share	$0.31	$1.28	$(2.83)	$6.47

Net Income (loss), per share	$0.33	$1.32	$(2.83)	$6.59

o

Income from continuing operations[4] for the quarter was $44 million, or $0.31 per share, compared with $185 million, or $1.28 per share, for the same period last year. This excludes income from discontinued operations.[5] The decline primarily reflects the effect of net nonrecurring charges and lower results from the Employee Health Care, Life and Disability Benefits and Run-off Reinsurance Operations segments.

o

In January 2003, CIGNA completed the sale of Lovelace Health Systems, Inc. (Lovelace), generating proceeds of approximately $210 million and an after-tax gain of approximately $30 million, which will be recognized in the first quarter of 2003. Lovelace is classified as discontinued operations. Fourth quarter and full year 2002 income (loss) from discontinued operations was $3 million ($0.02 per share) and $(1) million ($0.00 per share), respectively. The loss from discontinued operations for full year 2002 includes a $9 million ($0.06 per share) after-tax nonrecurring charge related to the settlement of a Medicare cost reporting investigation. Fourth quarter and full year 2001 income from discontinued operations was $6 million ($0.04 per share) and $18 million ($0.12 per share), respectively.

o

After-tax realized investment gains were $9 million in the fourth quarter of 2002, compared to losses of $65 million in the fourth quarter of 2001 and losses of $40 million in the third quarter of 2002. Realized investment results in the fourth quarter of 2002 were primarily driven by gains on certain real estate investments, partially offset by impairments of fixed income securities. For full year 2002, impairments and losses on fixed income securities exceeded gains on real estate investments.

o

Consolidated revenues for the fourth quarter of 2002 and 2001 were $4.7 billion and $4.8 billion, respectively, compared with $5.1 billion in the third quarter of 2002, excluding revenues from discontinued operations. Revenues from discontinued operations for the fourth quarter of 2002 were $151 million, compared with $131 million for the fourth quarter of 2001 and $135 million for the third quarter of 2002.

o	Cash available at the parent company was approximately $50 million at December 31, 2002.

o	Unpaid claims and claim expenses at December 31, 2002 were $4.5 billion, compared with $4.3 billion at September 30, 2002 and $4.0 billion at December 31, 2001.

o

As previously disclosed, CIGNA increased its pension obligation in the fourth quarter resulting in an after-tax charge to shareholders’equity of $638 million. The increase in pension obligation primarily results from a reduction in the value of plan assets due to equity market declines and a decrease in the discount rate.

o

The company expects to generate adjusted operating income in 2003 in the range of $6.25 —$6.50 per share. This excludes realized investment results and nonrecurring items such as gains on sales of businesses.

HIGHLIGHTS OF SEGMENT RESULTS

Employee Health Care, Life and Disability Benefits

o

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations. Segment results exclude results from Lovelace Health Systems, which are now reported as discontinued operations.

After-Tax Adjusted Operating Income (dollars in millions):

						SFAS No. 142 Comparable Results
	Fourth Qtr. 2002	Fourth Qtr. 2001	Change	Third Qtr. 2002	Change	Fourth Qtr. 2001	Change

HMO	$85	$117	(27)%	$136	(38)%	$117	(27)%
Indemnity	42	111	(62)	33	27	111	(62)
Intangible
Amortization	(5)	(15)	67	(3)	(67)	(3)	(67)

Total Segment	$122	$213	(43)%	$166	(27)%	$225	(46)%

o

For the full year 2002, segment adjusted operating income from continuing operations was $724 million, compared with $860 million for the same period last year on a SFAS 142 comparable basis (excluding goodwill amortization). This 16% decrease primarily reflects a decline in margins in the medical indemnity business and higher HMO expenses, partially offset by growth in the specialty health care business and improved group disability and life earnings.

o

Fourth quarter 2002 HMO results from continuing operations decreased 27% from the same period last year. The decrease reflects higher operating expenses for customer service and technology initiatives and higher medical costs, partially offset by growth in CIGNA’s specialty health care operations.

o

Fourth quarter 2002 Indemnity results declined 62% versus the fourth quarter of 2001. The decline in Indemnity earnings primarily reflects margin deterioration in the company’s experience-rated business, poor performance of certain new indemnity accounts, and higher spending on service and technology initiatives. These factors were partially offset by higher disability and life insurance earnings.

Premiums and Premium Equivalents (dollars in millions):

	Fourth Qtr. 2002	Fourth Qtr. 2001	Change	Third Qtr. 2002	Change

HMO Premiums and Fees	$1,751	$1,637	7%	$1,733	1%
HMO Equivalents	2,337	1,875	25	2,174	7

	4,088	3,512	16	3,907	5

Indemnity Premiums and Fees	1,904	1,897	-	1,798	6
Indemnity Equivalents	3,745	3,365	11	3,539	6

	5,649	5,262	7	5,337	6

Total	$9,737	$8,774	11%	$9,244	5%

o

The increase in total premiums and premium equivalents[6] from continuing operations in the fourth quarter of 2002 compared to the fourth quarter of 2001 reflects medical cost inflation, rate increases and strong specialty revenue growth, partially offset by the impact of lower medical and dental membership.

o	Full year 2002 premiums, fees, and premium equivalents from continuing operations were $37 billion, a 10% increase, compared with 2001.

Membership in continuing operations (in thousands):

	Dec. 31, 2002	Pro forma Dec. 31, 2001 [7]	Change

HMO	6,750	6,809	(1)%
Indemnity (Estimated)	6,341	6,441	(2)

Total Medical Membership	13,091	13,250	(1)%

o

Total medical membership in continuing operations at December 31, 2002, was down 1% versus pro forma December 31, 2001 membership. This decrease primarily reflects lower commercial HMO and traditional indemnity enrollment, partially offset by growth in administrative services only (ASO) HMO membership.

o

Membership in continuing operations excludes approximately 172,000 and 163,000 HMO members at December 31, 2002, and December 31, 2001, respectively. These members were served by Lovelace Health Systems, which is classified as discontinued operations.

o	At December 31, 2002, approximately 82% of CIGNA’s 13.1 million covered medical lives were enrolled in ASO and experience-rated managed care and indemnity plans.

o

Commercial HMO medical cost inflation for 2002 was approximately 14%. The commercial HMO medical loss ratio in 2002 improved 70 basis points from 2001 levels, from 85.6% to 84.9%, primarily reflecting the impact of rate increases. The fourth quarter 2002 commercial HMO medical loss ratio deteriorated by 90 basis points versus the fourth quarter of 2001, from 85.5% to 86.4%, primarily reflecting claim development related to the first three quarters of 2002 and higher inpatient costs.

o

The HMO administrative expense ratio for full year 2002 improved 50 basis points versus 2001, from 10.8% to 10.3%, due to the impact of rate increases in guaranteed cost business and medical cost inflation on ASO business. The HMO administrative expense ratio decreased in the fourth quarter of 2002 versus the fourth quarter of 2001, from 11% to 10.7%, primarily due to the impact of rate increases and higher premium equivalents which offset increased spending on customer service and technology initiatives.

Employee Retirement Benefits and Investment Services

o

This segment operates in the defined contribution and defined benefit retirement plan markets and in the corporate life insurance market. Adjusted operating income for the segment was as follows (after-tax, dollars in millions):

	Fourth Qtr. 2002	Fourth Qtr. 2001	Change	Third Qtr. 2002	Change

Adjusted Operating Income	$60	$56	7%	$57	5%

o

Adjusted operating income increased 7% compared to the fourth quarter of 2001. The increase reflects a continued shift to higher-margin products and effective expense management, partially offset by the negative effects of stock market declines on asset-based fees.

o

Assets under management at December 31, 2002, were $53.8 billion, a decrease of 3% from December 31, 2001. The decline over prior year reflects a decline in equity-based separate account assets partially offset by growth in general account assets.

International Life, Health and Employee Benefits

o

This segment includes CIGNA’s life and health insurance and employee benefits businesses operating in selected international markets. Adjusted operating income (after-tax) and premiums and fees were as follows (dollars in millions):

	Fourth Qtr. 2002	Fourth Qtr. 2001	Change	Third Qtr. 2002	Change

Adjusted Operating Income	$7	$4	75%	$8	(13)%
(Pro forma for fourth quarter of 2001) [8]

Premiums and Fees	$200	$214	(7) %	$210	(5)

o	Adjusted operating income increased to $7 million in the fourth quarter 2002 from $4 million in the fourth quarter of 2001, primarily reflecting strong earnings growth in expatriate benefits business.

Run-off Reinsurance Operations

o

The Run-off Reinsurance Operations segment includes the domestic and international run-off reinsurance operations and amortized gains on the sale of a portion of the reinsurance business in 2000. Beginning in the third quarter of 2002, results from these operations have been reported separately. Historically, these results were included as a component of the Other Operations segment.

o	The adjusted operating loss for the Run-off Reinsurance Operations segment, excluding nonrecurring items,[3] was as follows (after-tax, dollars in millions):

	Fourth Qtr. 2002	Fourth Qtr. 2001	Change	Third Qtr. 2002	Change

Adjusted Operating Loss	$(17)	$(7)	(143)%	$(16)	(6)%

o	The increased adjusted operating loss compared with the fourth quarter of 2001 primarily reflects reserve strengthening for the remaining workers compensation business.

o

In August 2002, the company implemented an investment program to substantially reduce the impact of equity market declines on certain variable annuity contracts that guarantee minimum death benefits. During the third and fourth quarters of 2002, the company recognized $87 million in net gains on this investment program, effectively offsetting the increase in liabilities resulting from equity market declines during the period. These gains are reflected in “Other revenues” and the effect of the increased liabilities is reflected in “Benefits, losses and settlement expenses” in the consolidated income statement.

Other Operations

o

Other Operations include amortized gains related to the 1998 sale of the individual life insurance and annuity business, the leveraged corporate life insurance operation, the settlement annuity operation, and certain investment operations. Adjusted operating income was as follows (after-tax, dollars in millions):

	Fourth Qtr. 2002	Fourth Qtr. 2001	Change	Third Qtr. 2002	Change

Adjusted Operating Income	$19	$24	(21)%	$18	6%

o	The decrease in adjusted operating income compared with the fourth quarter of 2001 primarily reflects continued run-off of CIGNA’s leveraged corporate owned life insurance business.

Corporate

o	Corporate includes unallocated investment income and parent company expenses, primarily debt service costs. Adjusted operating losses were as follows (after-tax, dollars in millions):

	Fourth Qtr. 2002	Fourth Qtr. 2001	Change	Third Qtr. 2002	Change

Adjusted Operating Loss	$(13)	$(37)	65%	$(22)	41%

o	The decreased adjusted operating loss compared with the fourth quarter of 2001 is primarily attributable to lower expenses.

Quarterly earnings and conference call information is available on CIGNA’s web site
(http://www.CIGNA.com) in the Investor Relations section.

* Notes:

1.

All 2001 and fourth quarter 2002 earnings per share (EPS) amounts are on a diluted basis. However, because of the overall loss from continuing operations for the year ended December 31, 2002, the number of shares used to compute year-to-date EPS does not reflect the dilution caused by stock options and restricted stock grants. Such common stock equivalents (approximately 1.4 million shares for the year ended December 31, 2002) are excluded from the computation because the effect of including them would decrease CIGNA’s reported loss per share. If they were included in the computation of per share amounts, adjusted operating income would have been $6.59 per share for the year ended December 31, 2002.

2.

Operating income (loss) is defined as net income (loss) excluding after-tax realized investment gains and losses attributable to CIGNA’s investment portfolio. Adjusted operating income (loss) is defined as operating income (loss) excluding nonrecurring items which are identified and quantified in the body of this press release and below in note 3. Operating income (loss) and adjusted operating income (loss) are measures of profitability used by CIGNA in evaluating segment results because they present the underlying results of operations of CIGNA’s businesses. These measures are not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income (loss) determined in accordance with GAAP. Other companies may define these measures differently than does CIGNA.

3.	Consolidated and segment adjusted operating income (loss) presented in this release are adjusted to exclude the following nonrecurring items:

Fourth Quarter 2002

o	After-tax charge of $50 million related to the health care provider class action litigation (reported in the Employee Health Care, Life and Disability Benefits segment).
o

After-tax charge of $97 million related to a restructuring program to realign and consolidate the HealthCare sales organization, centralize medical management resources and streamline non-service support functions and a $2 million after-tax reduction in the costs associated with the fourth quarter 2001 HealthCare restructuring program (reported in the Employee Health Care, Life and Disability Benefits segment).

o	After-tax credit of $2 million related to the adjustment of liabilities for the events of September 11, 2001 (reported in the Run-off Reinsurance Operations segment).

Third Quarter 2002

o	After-tax gain of $1 million resulting from the accelerated recognition of deferred gain on the sale of the life reinsurance business (reported in the Run-off Reinsurance Operations segment).
o

After-tax charge of $720 million related to run-off reinsurance contracts that guarantee minimum death benefits on certain variable annuity products (reported in the Run-off Reinsurance Operations segment).

o

After-tax charge of $317 million related to the outcome of a reinsurance arbitration ruling (Unicover) and the review of other exposures in the company’s run-off reinsurance operations (reported in the Run-off Reinsurance Operations segment).

Second Quarter 2002

o	After-tax gain of $2 million resulting from the accelerated recognition of deferred gain on the sale of the life reinsurance business (reported in the Run-off Reinsurance Operations segment).

Fourth Quarter 2001

o	After-tax gain of $14 million resulting from the accelerated recognition of deferred gain on the sale of the life reinsurance business (reported in the Run-off Reinsurance Operations segment).
o

After-tax charge of $62 million related to a restructuring program predominantly to consolidate certain of CIGNA’s health care operations into regional service centers (reported in the Employee Health Care, Life and Disability Benefits segment).

o	After-tax gain on the sale of interest in the Japanese life insurance operation of $27 million (reported in the International segment).

Third Quarter 2001

o

After-tax charge of $25 million related to the events of September 11, 2001 ($20 million was reported in the Employee Health Care, Life and Disability Benefits segment, $3 million in the Employee Retirement Benefits and Investment Services segment, and $2 million in the Run-off Reinsurance Operations segment).

o	After-tax gain of $33 million resulting from the accelerated recognition of deferred gain on the sale of the life reinsurance business (reported in the Run-off Reinsurance Operations segment).

Second Quarter 2001

o	After-tax gain of $22 million resulting from the accelerated recognition of deferred gain on the sale of the life reinsurance business (reported in the Run-off Reinsurance Operations segment).

First Quarter 2001

o	After-tax gain on the sale of interest in the Japanese life insurance operation of $8 million (reported in the International segment).

4.

Income (loss) from continuing operations, which is presented in accordance with GAAP, includes realized investment results and nonrecurring items (see note 3 above) but excludes results from discontinued operations.

5.

On January 15, 2003, CIGNA completed the sale of Lovelace Health Systems, Inc. In accordance with GAAP, CIGNA reports this business as discontinued operations. The after-tax charge of $9 million recorded in the third quarter of 2002 related to settlement of a Medicare cost reporting investigation is included in the results of discontinued operations.

6.

Premium equivalents generally equal paid claims under alternative funding programs. Under alternative funding programs, the customer assumes responsibility for funding claims, and CIGNA provides claims processing and other services. CIGNA’s health care business reflects a large concentration of alternative funding arrangements. Adding premium equivalents to premiums and fees produces a measure that is helpful in assessing the business volume of CIGNA’s health care operations. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs.

7.

In the third quarter of 2002, CIGNA made changes to the assumptions used to estimate medical indemnity membership. Pro forma medical membership is shown for December 31, 2001, to provide comparable data for that period. The changes to the assumptions have no material impact on previously reported membership trends, and no impact on revenues or adjusted operating income.

8.	2001 pro forma adjusted operating income has been adjusted to exclude operating income of $18 million from the Japanese life insurance operation, which was sold in November 2001.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. For example, this press release includes forward-looking information regarding CIGNA’s outlook for its full year 2003 earnings. Forward-looking statements made by CIGNA may contain information about financial prospects, economic conditions, trends and other uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.	increased medical, administrative, technology or other costs resulting from legislative and regulatory challenges to, and new regulatory requirements imposed on, CIGNA's health care business;
3.

difficulties in implementing the realignment of heath care operations initiated in the second half of 2002 and achievement of the intended customer service improvements, operational efficiencies and cost savings;

4.

the risks associated with pending and potential state and federal health care class action lawsuits, purported securities class action lawsuits, disputes regarding reinsurance arrangements, other litigation challenging CIGNA’s businesses and the outcome of pending government proceedings;

5.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
6.	significant reductions in customer retention;
7.	significant changes in interest rates;
8.

downgrades in the financial strength ratings of CIGNA's insurance subsidiaries, which could, among other things, adversely affect new sales and retention of current business, particularly the retirement business;

9.

 inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk);

10.

 adjustments to the reserve assumptions and other considerations (including lapse, partial surrender, mortality, interest rates, and volatility) used in estimating CIGNA’s liabilities for reinsurance contracts that guarantee minimum death benefits under certain variable annuities;

11.

 significant stock market declines, which could, among other things, reduce results in CIGNA’s retirement business and result in increased pension expenses in CIGNA’s pension plan in future periods and the recognition of additional pension obligations;

12.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments;
13.	changes in federal income tax laws; and
14.	risk factors detailed in CIGNA's Form 10-Q for the third quarter of 2002, including the Cautionary Statement in Management's Discussion and Analysis.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

CIGNA CORPORATION	Exhibit 1
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

[CIGNA Logo]

Three Months Ended December 31,				Year Ended December 31,

	2002	2001 Reported (1)	2001 Adjusted (2)	2002	2001 Reported (1)	2001 Adjusted (2)

REVENUES (Excluding discontinued operations)
Premiums and fees	$3,983	$3,895	$3,895	$15,737	$14,860	$14,860
Net investment income	663	697	697	2,716	2,842	2,842
Other revenues (3) (4) (5)	90	319	319	1,133	1,080	1,080
Realized investment gains (losses)	12	(100)	(100)	(238)	(175)	(175)

Total	$4,748	$4,811	$4,811	$19,348	$18,607	$18,607

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS BY SEGMENT (6)
Employee Health Care, Life and Disability Benefits:
HMO operations (7) (8)	$(9)	$73	$80	$365	$399	$428
Indemnity operations (7) (8)	(14)	78	83	214	331	350

Total Employee Health Care, Life and Disability Benefits	(23)	151	163	579	730	778
Employee Retirement Benefits and Investment Services (7)	60	56	56	231	221	221
International Life, Health and Employee Benefits (5)	7	49	49	31	95	95
Run-off Reinsurance Operations (4) (7) (9)	(15)	7	7	(1,070)	57	57
Other Operations	19	24	24	74	76	76
Corporate	(13)	(37)	(37)	(87)	(96)	(96)

Total	$35	$250	$262	$(242)	$1,083	$1,131

INCOME (LOSS) FROM CONTINUING OPERATIONS BY SEGMENT
Employee Health Care, Life and Disability Benefits:
HMO operations (7) (8)	$(9)	$74	$81	$370	$399	$428
Indemnity operations (7) (8)	(18)	51	56	125	282	301

Total Employee Health Care, Life and Disability Benefits	(27)	125	137	495	681	729
Employee Retirement Benefits and Investment Services (7)	71	25	25	163	160	160
International Life, Health and Employee Benefits (5)	9	46	46	35	92	92
Run-off Reinsurance Operations (4) (7) (9)	(16)	3	3	(1,076)	48	48
Other Operations	20	23	23	73	86	86
Corporate	(13)	(37)	(37)	(87)	(96)	(96)

Total	$44	$185	$197	$(397)	$971	$1,019

DILUTED EARNINGS PER SHARE:
Operating income (loss)	$0.25	$1.73	$1.81	$(1.72)	$7.22	$7.54
After-tax realized investment gains (losses)	0.06	(0.45)	(0.45)	(1.11)	(0.75)	(0.75)

Income (loss) from continuing operations	0.31	1.28	1.36	(2.83)	6.47	6.79
Income from discontinued operations, net of taxes	0.02	0.04	0.04	-	0.12	0.12

Net income (loss)	$0.33	$1.32	$1.40	$(2.83)	$6.59	$6.91

Weighted average shares (in thousands)	140,318	144,631	144,631	140,517	150,036	150,036

SHAREHOLDERS' EQUITY at December 31:				$3,867	$5,055

SHAREHOLDERS' EQUITY PER SHARE at December 31:				$27.75	$35.71

(1) Prior period information has been restated to reflect the results of Lovelace Health Systems, Inc. as discontinued operations.
(2) 2001 information is adjusted to exclude goodwill amortization. Pursuant to Statement of Financial Accounting Standards No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.
(3) Includes fourth quarter 2002 pre-tax losses of $213 million and pre-tax gains of $87 million for the year ended December 31, 2002, from futures contracts (to manage equity risks in run-off reinsurance operations). CIGNA recorded a corresponding credit to decrease liabilities for certain specialty life reinsurance contracts in the fourth quarter 2002 and a corresponding expense to increase such liabilities for the year ended December 31, 2002.
(4) Includes pre-tax accelerated recognition of gain on the sale of the life reinsurance business of $4 million ($3 million after-tax) for the year ended December 31, 2002, and $22 million ($14 million after-tax) for the fourth quarter and $107 million ($69 million after-tax) for the year ended December 31, 2001.
(5) Includes pre-tax gains on the sales of interests in the Japanese life insurance operation of $42 million ($27 million after-tax) for the fourth quarter and $54 million ($35 million after-tax) for the year ended December 31, 2001.
(6) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and excluding discontinued operations.
(7) Includes third quarter 2001 charges related to events of September 11, 2001. On a consolidated basis, these charges were $25 million after-tax. See exhibit 2 for further information regarding charges by segment.
(8) Includes restructuring charges of $95 million after-tax for the fourth quarter 2002 and $62 million after-tax for the fourth quarter 2001. Also includes fourth quarter 2002 after-tax charge of $50 million related to health care provider class action litigation. See exhibit 2 for further information.
(9) Includes third quarter 2002 after-tax charges of $720 million to strengthen reserves for certain specialty life reinsurance contracts as well as the impact of a program adopted by CIGNA to reduce equity market risks related to these contracts, and $317 million for Unicover and London reinsurance matters. Also includes fourth quarter 2002 after-tax credit of $2 million reflecting the adjustment of liabilities associated with events of September 11, 2001.

CIGNA Corporation	Exhibit 2
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Continuing Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment		International Life, Health &
	HMOs		Indemnity		Total		Svcs.		Emp. Benefits
Three Months Ended December 31,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Income (loss) from continuing operations as reported (1)	$(9)	$74	$(18)	$51	$(27)	$125	$71	$25	$9	$46
Realized investment results, net of taxes	-	(1)	4	27	4	26	(11)	31	(2)	3

Operating income (loss) as published	(9)	73	(14)	78	(23)	151	60	56	7	49
Restructuring charges	64	34	31	28	95	62	-	-	-	-
Health care provider litigation	26	-	24	-	50	-	-	-	-	-
Charges (credits) for events of September 11, 2001	-	-	-	-	-	-	-	-	-	-
Losses on specialty life reinsurance contracts	-	-	-	-	-	-	-	-	-	-
Charge for Unicover and London reinsurance	-	-	-	-	-	-	-	-	-	-
Charge for Lovelace-Medicare cost reporting (2)	-	-	-	-	-	-	-	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-	-	-
Gain on sale of interest in Japanese
life insurance operation	-	-	-	-	-	-	-	-	-	(27)

Operating income (loss) as adjusted	81	107	41	106	122	213	60	56	7	22
Goodwill amortization	-	7	-	5	-	12	-	-	-	-

Operating income (loss) as adjusted
excluding goodwill amortization (3)	$81	$114	$41	$111	$122	$225	$60	$56	$7	$22

	Run-off Reinsurance Operations		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three Months Ended December 31,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Income (loss) from continuing operations as reported (1)	$(16)	$3	$20	$23	$(13)	$(37)	$44	$185	$0.31	$1.28
Realized investment results, net of taxes	1	4	(1)	1	-	-	(9)	65	(0.06)	0.45

Operating income (loss) as published	(15)	7	19	24	(13)	(37)	35	250	0.25	1.73
Restructuring charges	-	-	-	-	-	-	95	62	0.68	0.43
Health care provider litigation	-	-	-	-	-	-	50	-	0.36	-
Charges (credits) for events of September 11, 2001	(2)	-	-	-	-	-	(2)	-	(0.02)	-
Losses on specialty life reinsurance contracts	-	-	-	-	-	-	-	-	-	-
Charge for Unicover and London reinsurance	-	-	-	-	-	-	-	-	-	-
Charge for Lovelace-Medicare cost reporting (2)	-	-	-	-	-	-	-	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	(14)	-	-	-	-	-	(14)	-	(0.10)
Gain on sale of interest in Japanese
life insurance operation	-	-	-	-	-	-	-	(27)	-	(0.18)

Operating income (loss) as adjusted	(17)	(7)	19	24	(13)	(37)	178	271	1.27	1.88
Goodwill amortization	-	-	-	-	-	-	-	12	-	0.08

Operating income (loss) as adjusted
excluding goodwill amortization (3)	$(17)	$(7)	$19	$24	$(13)	$(37)	$178	$283	$1.27	$1.96

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment		International Life, Health &
	HMOs		Indemnity		Total		Svcs.		Emp. Benefits
Year Ended December 31,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Income (loss) from continuing operations as reported (1)	$370	$399	$125	$282	$495	$681	$163	$160	$35	$92
Realized investment results, net of taxes	(5)	-	89	49	84	49	68	61	(4)	3

Operating income (loss) as published	365	399	214	331	579	730	231	221	31	95
Restructuring charges	64	34	31	28	95	62	-	-	-	-
Health care provider litigation	26	-	24	-	50	-	-	-	-	-
Charges (credits) for events of September 11, 2001	-	5	-	15	-	20	-	3	-	-
Losses on specialty life reinsurance contracts	-	-	-	-	-	-	-	-	-	-
Charge for Unicover and London reinsurance	-	-	-	-	-	-	-	-	-	-
Charge for Lovelace-Medicare cost reporting (2)	-	-	-	-	-	-	-	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-	-	-
Gain on sales of interests in Japanese
life insurance operation	-	-	-	-	-	-	-	-	-	(35)

Operating income (loss) as adjusted	455	438	269	374	724	812	231	224	31	60
Goodwill amortization	-	29	-	19	-	48	-	-	-	-

Operating income (loss) as adjusted
excluding goodwill amortization (3)	$455	$467	$269	$393	$724	$860	$231	$224	$31	$60

	Run-off Reinsurance Operations		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Year Ended December 31,	2002	2001	2002	2001	2002	2001	2002	2001	2002 (4)	2001

Income (loss) from continuing operations as reported (1)	$(1,076)	$48	$73	$86	$(87)	$(96)	$(397)	$971	$(2.83)	$6.47
Realized investment results, net of taxes	6	9	1	(10)	-	-	155	112	1.11	0.75

Operating income (loss) as published	(1,070)	57	74	76	(87)	(96)	(242)	1,083	(1.72)	7.22
Restructuring charges	-	-	-	-	-	-	95	62	0.68	0.41
Health care provider litigation	-	-	-	-	-	-	50	-	0.36	-
Charges (credits) for events of September 11, 2001	(2)	2	-	-	-	-	(2)	25	(0.02)	0.16
Losses on specialty life reinsurance contracts	720	-	-	-	-	-	720	-	5.12	-
Charge for Unicover and London reinsurance	317	-	-	-	-	-	317	-	2.25	-
Charge for Lovelace-Medicare cost reporting (2)	-	-	-	-	-	-	-	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	(3)	(69)	-	-	-	-	(3)	(69)	(0.02)	(0.46)
Gain on sales of interests in Japanese
life insurance operation	-	-	-	-	-	-	-	(35)	-	(0.23)

Operating income (loss) as adjusted	(38)	(10)	74	76	(87)	(96)	935	1,066	6.65	7.10
Goodwill amortization	-	-	-	-	-	-	-	48	-	0.32

Operating income (loss) as adjusted
excluding goodwill amortization (3)	$(38)	$(10)	$74	$76	$(87)	$(96)	$935	$1,114	$6.65	$7.42

(1) Income (loss) from continuing operations as reported is presented in accordance with generally accepted accounting principles (GAAP). Income (loss) from continuing operations plus the results of discontinued operations equals CIGNA’s GAAP net income (loss).

(2) The previously reported Lovelace-Medicare cost reporting charge of $9 million after-tax relates to discontinued operations and accordingly, is no longer a reconciling item between GAAP income (loss) from continuing operations and operating income (loss) as adjusted.

(3) 2001 adjusted information excludes goodwill amortization. Pursuant to SFAS No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.

(4) Because of the overall loss from continuing operations for the year ended December 31, 2002 (including the nonrecurring items above), the number of shares used to compute year-to-date EPS does not reflect the dilution caused by stock options and restricted stock grants. Such common stock equivalents (approximately 1.4 million shares for the year ended December 31, 2002) are excluded from the computation since their effect would decrease CIGNA’s reported loss per share. If they were included in the computation of per share amounts, operating income (loss) as adjusted would have been $6.59 per share for the year ended December 31, 2002.